MAIL STOP 3561

July 28, 2006

Mr. Corrado De Gasperis
Chief Executive Officer
c/o Kelley Drye & Warren LLP
101 Park Avenue
New York, New York 10178

> **Re:** **Symmetry Holdings, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-135353**
> **Filed June 27, 2006**

Dear Mr. De Gasperis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

2. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the

units registered for sale.

3. Please discuss further in appropriate places in the prospectus the company's expectation that its current management and directors will remain associated with the company after the consummation of the business combination. See page 24. The prospectus states at page 77 that the officers intend to negotiate their employment arrangements with the combined company. Detail how the officers and directors intend to accomplish their goal.

Registration Statement Facing page

4. Please check the box for an offering on a delayed or continuous basis.

5. We note that the registration statement covers "such indeterminable number of securities as may be issued pursuant to antidilution or variable exercise, conversion or exchange price or rate provisions of securities registered hereunder." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Prospectus Cover

6. Please revise the first paragraph to indicate the offering price per unit.

7. Please limit the outside front cover page of the prospectus to one page. See Item 501(b) of Regulation S-K.

8. Please identify, in the appropriate section of the prospectus, the employees of the underwriter to whom the option will be sold as additional compensation. See also page 76. If these individuals include Messrs. LaVecchia and McDevitt, please state their positions with the underwriter and their relationship to the company.

9. We note your statement that "we have not identified or been provided with the identity of, or had any direct or indirect contact with, any target business. No person acting on our behalf has taken any direct or indirect measures to identify or contact a target business. We have not been approached by a third party offering any target business to us." Please revise to clarify whether the company, an affiliate thereof, or any unrelated third party has undertaken any discussions (formal or informal), negotiations, due diligence, evaluations and/or other similar activities, whether directly or indirectly with respect to a business combination transaction involving the company. Also revise to address whether or not you have a specific business combination under consideration.

Prospectus Cover, Inside page

Table of Contents

10. Please include pagination in your table of contents in your next filing.

11. Revise to move the highlighted legends to a section following your risk factors section.

12. We note your statement that "you should assume that the information contained in this prospectus is accurate only as of the date of this prospectus." In light of your Rule 415 undertakings in Part II of the registration statement, please remove or revise the statement the noted statement.

Prospectus Summary, page 1

13. We note that parts of the summary section and the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

14. We note the disclosure that the company's efforts to identify a target company will be focused "primarily" on industrial, asset-based businesses in the basic industries sector, or suppliers to such businesses. The description of management's experience at page 2 and elsewhere in the prospectus emphasizes metals and mining. We also note the disclosure highlighting the reasons you will target companies in the basic industries sector. See also page 3 (discussing exports by basic industries in the United States and other countries and referring to "sustainable growth in demand for the word's steel, aluminum, scrap metal and other metals and strategic materials); page 48 (same). Additionally we note your statements that "we may acquire a company operating in any industry or geography we choose," see page 23, and ". . . we may or may not consummate our business combination with an operating company in the basis industries sector . . . .", see page 49. See also page 60 (". . . we may acquire companies operating in any industry we choose"). Considering you are not restricted to any specific industry, such disclosure creates an implication that you will acquire a company that focuses on industrial, asset-based business in the basic industries sector, or suppliers to such businesses. If you were to acquire a company that is not in the basic industries sector, your disclosure concerning the specific advantages would

not be relevant even though investors have relied on such disclosure. Please revise your disclosure to remove such speculative language.

It would appear from your disclosure in your business section and your management section that your "expertise" is in the basic industries sector. Because you are not limited to any specific industry, please revise in the appropriate section to explain how you plan to conduct your search. Do you plan to initially focus on the basic industries sector? If so, is there a time or monetary threshold that would trigger your considering of companies in other industries? Revise to explain how you will evaluate a company that management does not have expertise in that industry.

The risk factors under the caption "risks associated with our target industries" are not relevant since you are not constrained to that industry. If you believe they are material risks, please advise why the risk factors are relevant. We may have further comment.

Introduction

15. Please add a brief description of the company's operating methodology at page 2. See, e.g., page 57 (discussing "The Decalogue").

Management, page 2

16. Please identify the former businesses of Union Carbide when they are introduced in the prospectus. See, e.g., the reference to GrafTech International Ltd. in the second bullet point.

General, page 3

17. We note your statement that "independent members of our board of directors will evaluate our sources … before determining any compensation payable to our officers, and thereafter will establish in their good faith judgment the annual compensation payable on an individual basis to our officers for their services as such. From time to time thereafter, the independent members of our board of directors will re-evaluate such sources and may reduce or eliminate such compensation." Explain why the compensation payable to your officers cannot be determined at this time in light of your business plan. It would appear that this information is material to an investment decision. If you can not determine the officer's salaries prior to the consummation of the offering, revise to add risk factor disclosure addressing this risk.

18. We note your statement that "we will not pay any finders fees or consulting fees or any other compensation to our officers, directors, existing stockholders or special advisor, or any entity with which they are affiliates (other than FTN Midwest Securities Corp., Kelley Drye & Warren LLP and ILUT Srl., whom we may engage to provide professional services in connection with an acquisition." We note that you indicate in the same paragraph that you will pay compensation to your officers. Revise as appropriate. Additionally, in the appropriate section, indicate the amount of fees or other compensation to be paid to FTN Midwest Securities Corp, Kelley Drye & Warren LLP and ILUT Srl. in connection with an acquisition.

19. Please revise to indicate in the Summary section the amount of funds not placed into the Trust account which will be available to the company for expenses.

20. We note the last sentence in the first full paragraph at page 4 concerning reimbursement of fees and expenses following consummation of a business combination. Please explain how the company intends to arrange for such reimbursement.

21. We note that the company's executive officers are located with the firm Kelley Drye & Warren LLP in New York. Address, in the appropriate section, whether the company leases the space from Kelley Drye & Warren. Clarify the arrangement between the company and the law firm. Indicate the material terms of the leasing or other arrangement. Supplementally advise us of the relationship between the company and the law firm and address whether the firm is a promoter. We may have further comments.

Private Placement, page 5

22. We note your statement that "our existing stockholders intend to purchase an aggregate of 1,666,667 warrants from us in a private placement, which will be completed prior to the closing of this offering …." Advise us whether the existing stockholders have entered into a binding agreement to purchase the warrants. If they have entered agreements, advise us when they entered into those agreements. Describe the material terms of these agreements in the prospectus. File a copy of the agreements as exhibits to the registration statement. We may have further comment.

The Offering, page 6

23. Revise to delete the first paragraph. A summary by definition does not contain all of the information.

Securities Offered, page 6

24. Address the company's obligation if the over-allotment option is exercised after the filling of the Current Report on Form 8-K.

Offering proceeds to be deposited in trust account, page 8

25. We note your statement that the trust agreement will be signed on the date of this prospectus. Please file the form of trust agreement with your next amendment to the registration statement.

26. Revise to clarify your statement that "we will not <u>invade</u> the principal amount held in the trust …." (Emphasis added)

27. At page 10, under the sub caption, "Public stockholders must approve initial business combination," and throughout the prospectus, we note the statement that the company will proceed with the business combination only if, among other things, public stockholders owning less than 20% of the shares of common stock included in the units both vote against the transaction and properly exercise their conversion rights. Advise us whether, in the company's view, the 20% limitation could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or will instead remain invariable. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which up to 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

Conversion rights for public stockholders voting to reject a business combination, page 10

28. Please revise to indicate when public stockholders may exercise their conversion rights. Also clarify whether the public stockholders who convert continue to have the right to exercise the warrants that they hold.

29. We note your statement that "payment is expected to be made … promptly…." Please revise to indicate that payment will be made promptly following the business combination.

Dissolution and liquidation if no business combination, page 11

30. Clarify, if true, that your certificate of incorporation limits your activities to dissolution and winding up the corporations affairs and that you can't engage in any other business. Also address what requires your board of directors to adopt the resolution for dissolution and the associated actions.

31. Please indicate that there is no specific time frame for dissolution, distribution and liquidation.

32. We note your statement that "an amount held in the trust account and all of our remaining assets … plus any additional amounts thereof in excess of $1,500,000 …." Please revise to clarify the meaning of your statement.

33. We note the statement that your remaining assets will be reduced for amounts you pay, or reserve to pay, for all of your liabilities and obligations. Clarify when these liabilities and obligations will be paid during your dissolution process.

Summary Financial Data, page 15

34. We note your disclosure that you will be required to record the public and purchase option warrants as liabilities in your financial statements in accordance with EITF 00-19. Please tell us why you believe that only the fair value of the warrants included in the underwriter purchase option ("UPO") would be recorded as liabilities, rather than the fair value of the UPO itself. Tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for the UPO and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133.

Risk Factors, page 17
General

35. We note your statement that "the risks and uncertainties described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair us or affect your investment." You should not reference risks that are not deemed material. Revise to delete the noted statement.

36. We note your disclosure which states that "to further minimize potential conflicts of interest, we have agreed not to consummate our initial business combination with an entity which is affiliated with any of our existing stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view." Your

disclosure indicates that you may acquire one or more businesses affiliated with your existing stockholders. Please identify these affiliated entities. Also, disclose whether or not these entities are aware of the fact that the company seeks to go public on a 1933 Act registration statement on Form S-1, and it may seek to possibly acquire one or more of the affiliated entities. In this regard, detail the number of companies that your officers and directors believe may be for sale and how they ascertained this information. We may have further comment.

37. Please add a risk factor to address the fact that the public warrants, unlike the insider warrants, will not be exercisable unless, among other things, at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current. See page 84.

38. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should remove them. For example see risk factors 19, 24, and 32 under this section. Please move such risk factors to a section later in the prospectus or revise to cite a particular risk.

39. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

40. Revise risk factor three to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

41. Revise the subheading of risk factor 5 to clarify that the investors may lose all or substantially all of their investment.

42. Please revise your sixth risk factor to indicate the amount of funds that could be paid for conversion.

43. Please revise your ninth risk factor to define your phrase "upon our dissolution". Revise to clarify the timing of when you will pay or make reasonable provision to pay all claims and obligations including contingent or conditional claims.

44. We note your statement, in the ninth risk factor, that we will seek to have each vendor, service provider and other entities execute an agreement waiving any right, title, interest or claim to funds in the trust account. Revise to indicate that these agreements maybe not be enforceable.

45. We note your risk factors "You will not be entitled to protections normally afforded to investors of blank check companies under the federal securities laws",

"Our officers and directors have limited experience with blank check or development companies" and "We may only be able to consummate the initial business combination, which may cause us to be solely dependent on a single business and a limited number of products permanently or for an extended period". Please revise your risk factor subheadings, as appropriate, to reflect the risk being addressed.

46. We note your cross-reference to the section "Proposed Business – Comparison to Offerings of Blank Check Companies" in your seventh risk factor. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

47. We note your statement that "we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions." Please clarify that the company's officers and directors view the foregoing provision as obligations and that they will not take any actions to waive or amend the provisions.

Risks Associated with Our Business

48. The twelfth risk factor at page 23 mentions the possibility of an initial business combination with a financially unstable company or an entity in its development state, as well as an industry or geographical location characterized by a high level of risk. Please add a discussion of these possibilities, where appropriate, to the business section.

49. The thirteenth risk factor states that the company may issue shares of its capital stock to consummate its initial business combination, but the company has no commitments as of the date of this offering to issue any securities. Please state whether the company has engaged in any preliminary discussions concerning additional issuances.

50. The thirteenth risk factor notes that such issuances may cause a change in control, which could result in the resignation of the company's current present officers and directors. However, the fifteenth risk factor at page 24 states that the company expects that one or more members of its current management to continue to serve on its board of directors and to be involved in day-to-day operations following consummation of the initial business combination, subject to the specific needs of the company and continued election by the stockholders. Please discuss how the company would reconcile these apparently contradictory goals in the circumstances of a particular initial combination.

51. Please add a statement to the sixteenth risk factor at page 25 identifying Messrs. LaVecchia and McDevitt as Managing Directors of FTN Midwest Securities

Corp. Please also state that HAPC, Inc. is "focused on the healthcare industry."
See page 54.

52. Indicate in your eighteenth risk factor the amount of common stock owned by the
officers and directors prior to this offering.

53. We note your statement, in risk factor twenty three, that "our existing
stockholders have agreed to vote all of the shares of common stock <u>owned by
them immediately before this offering</u> in the same was as the holders of the
majority of the shares sold to the public in the offering." (Emphasis added) We
also note your statements that "our existing stockholders have agreed to vote all
of their shares of common tock in the same way as the majority of the shares of
common stock voted by the public stockholders with respect to such approval"
and "our existing stockholders do not have the right to convert any of their shares
of common stock owned prior to or acquired in this offering as they have agreed
to vote all of their shares of common stock in the same way as the majority of the
shares of common stock voted by the public stockholders…." Please revise to
reconcile your statements.

54. We note your statement in risk factor twenty nine that "you should consult with
your own financial and legal advisors to determine whether you would qualify as
an institutional investor under the laws of your state." It is the company's
obligation to make that determination. Revise as appropriate.

Forward-Looking Statements, page 36

55. We note your statement that "except as otherwise required to be disclosed in
periodic reports required to be filed by public companies with the SEC pursuant
to the SEC's rules, we have no obligation to update any forward-looking
statements." Please revise to your statement to indicate that 'Except as required
by applicable law, we have no obligation …."

56. Revise your statement that "neither we nor any person acting on our behalf
assumes responsibility for the future accuracy or completeness of these forward-
looking statements" as it appears to state that your statements are not currently
complete.

Use of Proceeds, page 37

57. We note your statement, in the final paragraph of this section at page 40, which
states that "an amount held in the trust account and all of our remaining assets
will be paid on a pro rata basis to the holders of shares of common stock included

in the units offered by this prospectus up to 100% of the gross proceeds of this offering, plus any additional amounts thereof in excess of $1,500,000, as of the close of business two business days prior to the date of distribution. If we have distributed an amount equal to 100% of the gross proceeds of this offering and paid for the expenses arising prior to and during our dissolution and liquidation, the next $1,500,000 of our assets not distributed to such holders will be paid to our existing stockholders on a pro rata basis in accordance with their ownership interest of the private placement warrants. Our remaining assets shall be reduced by amounts we pay, or reserve to pay, for all of our liabilities and obligations. These liabilities and obligations include our corporate expenses arising during our remaining existence, including the costs of our dissolution and liquidation." We do not understand how the noted procedures to dissolve, wind up and liquidate comply with Section 281(b) of Delaware General Corporation Law. Provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Please revise to address in detail, in the appropriate section in the prospectus, the steps the company will take to cause a corporate dissolution and liquidation. It appears that your current disclosure provides that you will pay or make reasonable provision to pay all claims and obligations after you have paid the investors in the units and after you have paid your existing stockholders on their private placement warrants. We may have further comment.

58. Please clarify that the $6 million in deferred underwriting discounts and commissions is included in the $10.5 million in total underwriting discounts. Consider revising footnote 3 to clarify and adding a reference to the footnote to the underwriting discounts line item on the table.

59. Revise footnote 2 to indicate the amount of advances to be repaid to existing stockholders.

60. Revise footnote 4 to identify the director and existing stockholders affiliated with Kelley Drye & Warren LLP. Also identify the directors and existing stockholders affiliated with ILUT Srl.

61. Please add a statement to note (4) at page 38 that the affiliates will perform services for the company for customary fees and on customary terms and conditions. See page 78.

62. Please revise your uses of funding to indicate the repayment of the $500,000 loan received which is due upon consummation of the private placement of warrants. Identify the director and stockholder who loaned the company the $500,000.

63. We note the statement at page 39 that the use of proceeds, as stated in the table at pages 37-38, are estimates only, and that actual expenditures may differ substantially from those amounts. Please revise this section to clearly discuss the

circumstances that would require management to alter the use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis, page 45

64. Please revise MD&A to discuss the accounting treatment for the warrants issued in the offering and the UPO, as well as the stock-based compensation expense relating to the management purchase option. Consider whether disclosure regarding a known trend, event or uncertainty is required in accordance with Item 303(a) of Regulation S-K. We note the potential volatility in your statement of operations given the requirement to mark the warrants and UPO to fair value each period.

65. Please revise to indicate the amount of offering expenses that have been paid to date.

Proposed Business, page 48

Introduction

66. The prospectus states that, "Although the location of a target business is not geographically limited, we intend to focus our efforts on acquiring a business that is located in North America." We note that there is no mention of this geographical area in the prospectus summary. Please modify the disclosure, as appropriate, throughout the prospectus.

67. We note your disclosure in the Underutilized Manufacturing Assets, Infrastructure Projects, and Business Development Opportunities for Advantaged Products sections. For example, we note your statements that "we can capitalize on the potential growth of a target business through the effective utilization of its existing manufacturing capacity" and "we can capitalize on the potential growth of a target business with an advantaged product, process or technology through the better exploitation of its existing markets". We do not understand the basis for your assertion given that the company has not identified any target and does not know whether there is any underutilized manufacturing capacity and does not know the existing markets. Revise these sections to provide the basis for your factual assertions and beliefs or delete your assertions as appropriate.

Management and it Transaction Experience and Operating Methodology, page 50

68. We note your statement that "our officers will be employed full-time to conduct our affairs …." We also note the current position held by Dr. Domenico Lepore with ILUT Srl. Suppelementally confirm that your officers will be employed full time by the company to search for an acquisition target. Advise us whether Dr. Lepore will continue to be employed by ILUT Srl.

Acquisition and Complex Transaction Expertise of Management, page 55

69. Please add disclosure in the introductory paragraph indicating that even given management's experience there is no assurance that the company will be able to locate and negotiate a merger with any target company.

Management's Operating Methodology, page 57

70. We note your statements that "we will be able to realize the following benefits by applying it to a target business: reduced lead times; increased production … increased cash (throughput) generated by sales." We do not understand your basis for these statements given that you have not identified any target business. The basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to us. Revise the disclosure throughout your prospectus to address our concerns, or delete your assertions as necessary.

Effecting a Business Combination, page 58

Sources of target businesses, page 59

71. The prospectus states that the initial business combination may involve an affiliate of the company. We note that this statement does not appear in the prospectus summary. Please identify all affiliated business that may be considered for a business combination. Disclose whether your officers, directors and/or business advisor are aware of any business opportunities, even if the company has taken no action to pursue such an opportunity. Please explain the circumstances that may cause the company to consider an affiliated business; state, for example, whether the company would consider such a business in its initial search, or only after other searches have failed to locate a potential target company.

72. The prospectus states that the company "may" engage FTN Midwest Securities Corp., Kelley Drye & Warren LLP and ILUT Srl. to provide professional services

in connection with an acquisition. The prospectus states at page 38, note (4) that the company intends to engage these companies. Please reconcile the disclosure. Also identify the existing officers, directors or stockholders who are affiliated with FTN Midwest Securities Corp, Kelley Drye & Warren LLP and ILUT Srl.

73. We note the disclosure that the company will not consummate a business combination with an affiliate of any existing stockholder unless it obtains an independent fairness opinion. Please add a risk factor discussing the ability to enter into a business combination with an affiliated entity. Add disclosure to the conflicts of interest section.

Selection of a target business and structuring of a business combination, page 59

74. Revise to clarify whether there is any limit on the amount of out-of-pocket expenses that may be reimbursed and who will determine the reasonableness of these expenses.

Opportunity for stockholder approval of business combination, page 62

75. We note the statement that, even if the company receives the requisite stockholder approval and the initial business combination is authorized, the company will not be obligated to consummate the approved transaction. Please discuss the circumstances that would lead to a decision to seek a different business combination within the specified timeframes.

Competition, page 66

76. Please revise to indicate the approximate dollar amount raise by the similarly structured companies which have gone public. Also indicate the number of similarly structured companies currently in registration and the approximate dollar amount they seek to raise.

Management, page 71

77. Please revise to describe all employment during the past five years for Pat LaVechia. See Item 401(e)(1) of Regulation S-K. In the description, please include the name and business of the person's employer, beginning and ending dates of employment by year and month, the positions held and a brief description of the employer's business. Also include any other directorships held by each director as required by Item 401(e)(2) of Regulation S-K.

78. Please indicate the business conducted by Nalco and HAPC.

Director Independence, page 74

79. The prospectus states that the amended and restated by-laws of the company provide that affiliated transactions must, among other things, be approved by a majority of the company independent and disinterested directors. Please define the term "disinterested," as used in this context.

Conflicts of Interest, page 77

80. The prospectus states at page 78 that the board has adopted a policy that all future transactions with any affiliate will have to meet certain requirements. The previous paragraph describes the company's intention to engage three current affiliates in connection with its initial business combination. Please clarify, if appropriate, that the "future transactions" referenced are those transactions that will occur after consummation of the initial business combination.

Principal Stockholders, page 79

81. Revise the table to indicate the number of officers and director in the group.

82. We note your statement that the table excludes shares of common stock issuable upon exercise of the purchase options. Supplementally advise us why the common stock underlying the purchase options are not listed in the beneficial ownership table.

Description of Securities, page 80

83. The statement that all of the current outstanding common shares and shares of common stock to be sold in the offering are "duly authorized, validly issued, fully paid and nonassessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete it.

Amended and Restated Certificate of Incorporation, page 85

84. We note the following language from Article XIII of your Amended and Restated Certificate of Incorporation: "Notwithstanding anything … Article VII of this Certificate of Incorporation and this sentence of this Article XIII shall not be

amended or repealed, and no provision inconsistent therewith shall be adopted, prior to the consummation of the Initial Business Combination…unless such adoption, amendment or repeal is approved by the affirmative vote of holders of at least 100% of the voting power of all shares of capital stock of the Corporation then outstanding …." This provision requiring a 100% shareholder vote appears to be functionally the same as a non-modification clause. We also note your statement in the risk factor section that a court could conclude that the prohibition on amendment violates the stockholders' implicit rights to amend a corporate charter. Please revise this section to include the disclosure noted in the last paragraph on page 20.

Underwriting, page 94

85. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

86. Please clarify whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Financial Statements, page F-1

87. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Note 2 – Proposed Public Offering, page F-8

88. Please revise your disclosure to discuss the accounting treatment for the warrants issued in the offering and the UPO in accordance with EITF 00-19.

89. We note your disclosure regarding the volatility assumption of 51.3%. Please tell us whether the assumption was determined using the average of the volatilities of the representative companies as discussed in paragraph A22 of FAS 123(R), rather than the volatility of an index constructed from the companies. Also, please explain why you used a three-year period, rather than calculating volatility for each of the representative companies for the period of time equal in length to the term of the option (i.e. five years) through the balance sheet date, to the extent of the companies' operating histories. Also, tell us why you used a weekly

> interval rather than daily historical prices for the representative companies. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

90. We note that a four year expected life was used to value the UPO. Based on your disclosure on page 96, it appears that the contractual life of the UPO is five years. When equity instruments are granted to non-employees, we believe that the contractual life should be used as the expected term assumption. Please advise or revise your disclosure accordingly.

Part II

Exhibits and Financial Statement Schedules, page II-4

91. We note that you will file a majority of your exhibits in an amendment. Note that we expect to review and comment on your exhibits in their entirety. Please file your exhibits as soon as practicable to enhance your review process.

Undertakings, page II-5

92. Please revise to provide the exact undertaking required by Item 512(b) of Regulation S-K.

Signatures

93. Please have your principal financial officer sign in that capacity. See Instructions for signatures, Form S-1.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Randi-Jean G. Hedin, Esq.
        Fax: (203) 352-8107